FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL

OMB Number: 3235-0362
Expires: September 30, 1998
Estimated average burden
hours per response 1.0

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
Shields Kenneth A. (Last) (First) (Middle)	**Raymond James Financial (RJF)**	__X__ Director	_____ 10% Owner
880 Carillon Parkway (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary) / 4. Statement for Month/Year **Sept. 2002**	__X__ Officer (give title below) **President and CEO of RJ Ltd.**	_____ Other (specify below)
St. Petersburg FL 33716 (City) (State) (ZIP) Canada V6C3L2	5. If Amendment Date of Original (Month/Year)	7. Individual orJoint/Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person	

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**789**	**D**	
RJF Common Stock						**2,000**	**I**	**Registered Retirement Plan (RRSP, CA)**

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 5 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv- Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
RJF Class D Exchangeable Shares						1/2001	1/2011	Common Stock	36,533	-	36,533	D	
RJF Class E Exchangeable Shares						1/2003	1/2011	Common Stock	15,657	-	15,657	D	
RJF Class E Exchangeable Shares						1/2003	1/2011	Common Stock	1,870	-	1,870	I	RRSP
RJF Class D Exchangeable Shares						1/2001	1/2011	Common Stock	1,589	-	1,589	I	Spouse
RJF Class E Exchangeable Shares						1/2003	1/2011	Common Stock	2,884	-	2,884	I	Spouse
RJF Class E Exchangeable Shares						1/2003	1/2011	Common Stock	212	-	212	I	Spouse RRSP
Employee Stock Option (Right to buy)						12/2003	1/2006	Common Stock	42,000	$ 34.88		D	
Employee Stock Option (Right to buy)						12/2004	1/2006	Common Stock	14,000	$ 34.88		D	
Employee Stock Option (Right to buy)						12/2005	1/2006	Common Stock	14,000	$ 34.88		D	
						11/28/04-11/28/06	1/28/2007	Common Stock	10,000	$ 32.00	80,000	D	

Explanation of Responses:

/S/ KEN SHIELDS   October 7, 2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
see Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.